Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
dated March 23, 2006
Relating to Preliminary Prospectus
dated March 13, 2006
Registration No. 333-131151
LMI AEROSPACE, INC.
PRICE-RELATED INFORMATION

Issuer:	LMI Aerospace, Inc.
Ticker symbol:	LMIA
Offering size:	2,900,000 shares, of which 2,300,000 shares are being offered by LMI Aerospace, Inc. and 600,000 shares are being offered by the Selling Shareholders
Trade date:	March 23, 2006
Settlement date:	March 29, 2006
Public offering price:	$15.50 per share
Net proceeds to LMI Aerospace:	Approximately $33.1 million
LMI Aerospace, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. A copy of the preliminary prospectus is available at:
http://www.sec.gov/Archives/edgar/data/1059562/000095013706002921/c01482a1sv1za.htm.
A copy of the final prospectus relating to the offering, when available, may be obtained from the prospectus department of Wachovia Securities, Attn: Equity Capital Markets, 375 Park Avenue, New York, New York 10152, or via e-mail at equity.syndicate@wachovia.com; and Oppenheimer & Co. Inc., Attn: Equity Capital Markets, 125 Broad Street, 15th Floor, New York, New York 10004, by telephone at (212) 668-8163, or via e-mail at ecm@opco.com.
Any disclaimers or other notices that may appear below or elsewhere within the email related to this communication are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or email.

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